SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 16, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐	Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

September 16, 2010
Ivanhoe Mines announces the appointment
of additional independent directors
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman of Ivanhoe Mines, and John Macken, President and Chief Executive Officer, today announced the appointment of Michael Gordon, former Executive Vice President of Anglo American Plc, and Dan Westbrook, former President, BP China Gas, Power & Upstream, to the Ivanhoe Mines Board of Directors. Both directors will serve as non-executive, independent members of the board.
“We welcome the addition of the new, independent board members,” Mr. Friedland said. “We have worked closely with Rio Tinto for several months to identify very talented candidates, each of whom will bring unique industry, regulatory and financing skills to our board. I look forward to their contributions as our companies continue working together to build the world-scale Oyu Tolgoi copper and gold mine.”
Mr. Gordon and Mr. Westbrook were nominated by Rio Tinto and will occupy the two vacant seats on Ivanhoe’s board, increasing the present number of Rio Tinto appointees to the Ivanhoe board to three. Tracy Stevenson, the third Rio Tinto appointee, became an independent Ivanhoe director on June 1, 2010.
Under the terms of the October 2006 private placement agreement between Rio Tinto and Ivanhoe Mines, Rio Tinto is entitled to nominate a proportionate share of members to the Ivanhoe board, based on Rio Tinto’s shareholding in Ivanhoe. Rio Tinto’s current 34.9% shareholding in Ivanhoe Mines entitles it to appoint a further two directors to the Ivanhoe board.
Mr. Gordon was a senior executive with Anglo American for 19 years and held the position of Executive Vice President and Chief Financial Officer of the company’s Anglo Base Metals division from 1999 to 2008. He led the building of the base metals division into Anglo American’s best performing and most profitable operating division. Mr. Gordon has extensive experience in relation to financial management, strategic development, mergers, acquisitions, disposals, investor relations and negotiations with governments and regulators.
Mr. Westbrook was a senior executive with British Petroleum (BP) from 1999 to 2006. From 2001 to 2005, Mr. Westbrook served as President of BP China Gas, Power & Upstream, and as Vice Chairman of the Board of Directors of Dapeng LNG, a joint venture between BP subsidiary CNOOC Gas & Power Ltd. and a group of Chinese companies. He held executive positions with BP in Argentina, the United States, Russia and the Netherlands before retiring from the company in January 2006. Mr. Westbrook also serves on the board of Enbridge Energy Company, Knowledge Systems Inc. and Synenco Energy Inc.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 63% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 16, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary